To: All Media

Date: December 16, 2004

Arrow Financial Corporation's Subsidiaries Announce Plans To Acquire HSBC Branches in Salem, Argyle, and Corinth

Arrow Financial Corporation (NASDAQ® - AROW) today announced that its subsidiary banks, Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company have signed definitive agreements with HSBC Bank USA, N.A. to acquire HSBC branch offices in Salem, Argyle and Corinth. Under the terms of the agreement, Glens Falls National Bank and Trust Company will assume the deposit liabilities and acquire the loans and other assets of the Salem and Argyle branches, while Saratoga National Bank and Trust Company will assume the deposit liabilities and acquire the loans and other assets associated with the Corinth branch of HSBC.

Thomas L. Hoy, Chairman, President and CEO of Arrow Financial Corporation stated, "We are very pleased that our banking subsidiaries will have the opportunity to serve additional customers in these three markets. While both our banks have had customers in these markets, having offices in each of the communities will enable us to provide a higher level of service to our existing customers and allow us to continue the high quality service to all HSBC customers. As local community bankers, we are very familiar with these markets and the financial needs of the people, businesses and governments in these communities."

"Because we have so few branches in the immediate area, it was difficult for HSBC to achieve economies of scale," said Nina Tyzik, Capital Region President of HSBC. "We know that our customers will be well served by Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company and will enjoy the convenience of their expanded regional network."

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, New York, which currently has 27 banking locations in northeastern New York. Glens Falls National Bank and Trust Company operates 24 offices in five counties and has assets of $1.2 billion and Saratoga National Bank and Trust Company has three offices in Saratoga County with assets of $175 million. The acquisition is subject to approval by regulatory authorities and it is expected to be completed early in the second quarter of 2005.

HSBC Bank USA, N.A. has nearly 400 branches in New York State, as well as 11 branches in Florida, six in California and one branch each in Delaware, Pennsylvania, Washington State, Oregon and Washington, D.C. It is the principal subsidiary of HSBC USA Inc., an indirectly-held, wholly-owned subsidiary of HSBC North America Holdings Inc., one of the nation's ten largest bank holding companies by assets.